UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

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82 - [ ]

Financial Summary

2004 Fiscal Third Quarter Highlights

    From May 6th to through 19th, Creo exhibited at Drupa 2004, the largest trade show in the graphic arts industry held every four years in Dusseldorf, Germany.. In a total exhibit area of over 17,000 square feet, Creo demonstrated a full range of complete prepress solutions for packaging, newspaper and commercial printers. Approximately 390,000 visitors from around the world attended the tradeshow.
    Significant new product introductions at Drupa including Prinergy Evo, an entry level PDF workflow suitable for mid-size and small commercial printers; and the Magnus VLF, the most productive Very Large Format Computer-To-Plate device available today.
    Creo strengthened our digital print offering with new Spire color servers for the Xerox Docucolor printers. Together with Xerox we also introduced the industry's first fully integrated production workflow for digital and commercial printing.
    Creo displayed the full range of digital thermal plates and announced two new processless printing plates: the Clarus WL and Clarus PL

Table of Contents

Management Discussion and Analysis

For the three and nine months ended June 30, 2004

1

information regarding forward-looking statements

2

overview

4

results from operations

12

liquidity and capital resources

15

consolidated balance sheets

16

consolidated statements of operations and deficit

17

consolidated statements of cash flows

18

notes to the interim consolidated financial statements

Information Regarding Forward-looking Statements

This management discussion and analysis ("MD&A"), which includes a review of the operations and the financial condition of Creo Inc. for the three and nine months ended June 30, 2004, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for Creo, as well as with the MD&A and the Consolidated Financial Statements and Notes included in Creo's annual report for the year ended September 30, 2003, which is available at www.creo.com/investors, from SEDAR at www.sedar.com or from Creo directly.

This MD&A contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States ("U.S.") Private Securities Litigation Reform Act of 1995 with respect to Creo and the operations of each economic segment based on assumptions, which Creo considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Creo cautions the reader that the assumptions regarding future events, many of which are beyond the control of Creo, may ultimately prove to be incorrect.

As described in the risk factors section under the caption "Information Regarding Forward-looking Statements" and elsewhere in our annual report for the fiscal year ended September 30, 2003, and other documents filed with the U.S. Securities and Exchange Commission, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst others: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described in our annual report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this report.

Unless otherwise mentioned in this MD&A, the information provided in the annual MD&A for Creo, included in our annual report for the year ended September 30, 2003, remains unchanged.

Overview

All dollar amounts referred to in this report are U.S. dollars, unless otherwise specified.

The MD&A of Creo for the 2004 third quarter focuses on our financial results from the sale of our products, services and consumables in the following economic segments: Americas; Europe, the Middle East and Africa ("EMEA"); Asia-Pacific, including Japan; and OEM and Other. Our core markets in the graphic arts industry include commercial and publications printers which we address in two segments, enterprise printers with more than $3 million in annual revenue and small to mid-sized printers with less than $3 million in annual revenue; newspaper publishers; packaging printers and converters; digital printers; and creative professionals.

Headquartered in Vancouver, Canada, we operate internationally with a substantial portion of our business conducted in foreign currencies. We have sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the United States, Israel and South Africa. Accordingly, our results are affected by exchange rate fluctuations of the U.S. dollar relative to various European currencies, the Canadian dollar, the Japanese yen, the Israeli shekel, and to a lesser extent other foreign currencies.

The bulk of our revenue comes from the sale and support of complete computer-to-plate ("CTP") systems, including output devices, workflow software, consumables and service. We sell and support our products through both direct and indirect sales organizations. In the Americas, nearly all of our sales are made through direct channels, while over 50% of our sales are through direct channels in EMEA and Asia-Pacific.

From May 6th through 19th, Creo exhibited at Drupa 2004, the largest trade show in the graphic arts industry, held every four years in Dusseldorf, Germany. Approximately 390,000 visitors from around the world attended the tradeshow. In a total exhibit area of over 17,000 square feet, Creo demonstrated a full range of complete prepress solutions for packaging, newspaper and commercial printers.

Important new product introductions included the new Magnus VLF or very large format CTP that was shown for the first time. This is an important product, since Creo is the leader in this part of the market, and has installed the majority of all VLF systems sold to date. Printers particularly liked the compact foot print and high level of automation of the Magnus.

There were many Creo software versions introduced at Drupa, but among the most significant was Prinergy Evo, a new entry-level workflow product that delivers the reliability of Prinergy to the market of mid-size and smaller printers. We expect this product to enhance Creo's competitive position for basic workflow.

We also introduced Synapse NewsManager for the newspaper market; a production workflow that is able to drive the largest newspaper systems in the world. In combination with the Fortis newspaper plate and our Trendsetter News systems we have complete solutions for all sizes of newspaper publishers.

Together with Xerox, Creo demonstrated a highly integrated digital/offset printing workflow, which will deliver high productivity and seamless switching between digital and offset print production. These are the first products arising from our joint development agreement. That high level of connectivity is available to Prinergy customers now, and will be extended to Brisque users by the end of the year.

Drupa was a big step for us in the digital media business. We exceeded the sales goals we had set for the show for software and equipment, and in the two weeks of the show we significantly expanded our European plate business. Creo also introduced the Clarus WL printing plate, a chemistry-free polyester plate intended for use with direct imaging presses and displayed the Clarus PL, a truly processless aluminum plate for use in general commercial printing. The Clarus WL has been shipping to beta customers this quarter, while initial release of the Clarus PL plate is not expected before the end of the calendar year.

A significant element of our growth strategy is the introduction and sale of our own digital thermal plates which doubles our addressable market, provides us with a recurring revenue stream and counters an advantage held by competitors capable of combining equipment with consumables in a bundled sale to customers. This strategy was launched in September 2003 and represents the culmination of many years of development and preparation.

We continued to make significant progress in the quarter to advance this strategy.

In the nine months since the launch of our digital media initiative, we have established two wholly owned printing plate manufacturing facilities in West Virginia and South Africa. As well we have developed contracted capacity in other regions. In the third quarter we continued to ramp up production of thermal plates in both plants. Creo plate products include the Creo PTP Positive Thermal plate for commercial printers, the Fortis™ PN for the newspaper market and Mirus™ PN for the commercial and packaging market, as well as the new Clarus WL and PL processless plates introduced at Drupa. Creo now offers a full range of digital thermal plates to printers in the Americas, EMEA and Asia-Pacific regions and in all of our key market segments.

In the third fiscal quarter, consumable revenues increased 23.0 percent over the second quarter of 2004 and over 77.5% from the same quarter in 2003. Year-to-date consumables revenue is running 48.0 percent ahead of the comparable period in 2003, consistent with our goal to grow consumables revenue from digital plates and proofing materials by over 50% from $47.3 million in fiscal 2003.

Results from Operations

The following comparison is based on the financial results for the three and nine-month periods ended June 30, 2004 compared to the financial results for the three and nine-month periods ended June 30, 2003, as reported under Canadian generally accepted accounting principles ("GAAP").

Net earnings

Although revenue improved 8.8% over the third quarter of 2003, we recorded a net loss of $0.03 per share in the 2004 third quarter. Other expense (income) and other charges (restructuring expense, intangible asset amortization, and business integration costs) included foreign exchange losses resulting primarily from the revaluation of non U.S. dollar net assets on our balance sheet. In comparison, based on the currency conditions at the time, we recorded a foreign exchange gain in the same quarter of the preceding year. Increased revenue this quarter was also offset by lower gross margins and slightly higher expenses in research and development, sales and marketing, and general and administration. As a result, pre-tax earnings before other expense (income) and other charges in the 2004 third quarter were stable compared to the same period in the prior year.

Further commentary on our gross margin and operating expenses are included later in this discussion.

Net earnings for the nine months ended June 30, 2004 were significantly higher than for the same period in the prior year. In fiscal 2004, we benefited from an $8.7 million one-time gain from the sale of equity in Printcafe Software, Inc. ("Printcafe") which accounts for much of the improvement in year-to-date net earnings. Pre-tax earnings before other expense (income) and other charges increased in the nine month period ended June 30, 2004 as revenue increased 10% over the comparable period in 2003. However, for the reasons noted above, the changes in other expense (income) has offset most of the increased contribution from higher revenue.

Revenue by category

Percentage of total revenue

Our revenue is derived from sales of digital prepress products to direct customers, dealers and distributors, fees for service of equipment and sales of consumables that are used with our products.

For both the three-month and nine-month period ended June 30, 2004, product revenue improved compared to the prior year, due mostly to increased OEM revenue from our OEM business with Xerox and sales of the Leaf products. The significant increase in OEM product revenue was partially offset by declines in product revenue in our Americas and Europe Middle East Africa ("EMEA") regions. Consistent with the 2004 second quarter, we have also seen significant gains in consumables revenue resulting from the execution of our digital media strategy. This consists of consumables revenue from acquisitions as well as further acceptance of Creo developed thermal consumables launched in September 2003.

Revenue by economic segment

Compared to last year, all economic segments except EMEA reported improved results this quarter. Results were particularly strong in the Americas, Asia-Pacific and the OEM segment. Revenue in the Americas increased benefiting significantly from the increased consumables revenue from our acquisition in West Virginia, as well as sales of Creo developed thermal consumables. EMEA declined slightly despite the strength of the euro over fiscal 2004 and revenue from our acquisition in South Africa. The OEM and Other segment reported year-on-year gains due to continued strength in our digital printing business with Xerox and increased sales of Leaf digital camera backs. Year-to-date, all segments also reported gains over the prior year due mostly to the reasons noted above.

Percentage of total revenue

Our Americas region reported improved results in the three and nine months period ended June 30, 2004 versus comparable periods in the prior year. This was due mainly to higher thermal consumables sales as noted above. The sequential gains in consumables revenue were partially offset by a declining trend in product revenue due to the reduced total value of CTP system sales sold in the region.

Our EMEA region reported decreased revenue due primarily due to a delay in customer orders prior to the Drupa trade show in May 2004, despite the strengthened euro compared to the prior year. For comparative purposes with the prior year, had the strength in the euro been normalized, we would see that as in the Americas, EMEA benefited from increased thermal consumables revenue offset by lower product revenue. We noted in our 2004 second quarter discussion that we believe the reduced product revenue over the past two quarters is due to the Drupa effect, and the transition of previously existing sales channels lost when we entered into our digital media strategy. We believe this is confirmed by orders taken in the third quarter of 2004, many received during the Drupa tradeshow, which will be shipped in the following two quarters.

Improved revenue in our Asia-Pacific region was driven primarily by strong sales in Japan. Revenue gains in Japan were attributable to the sale of CTP imaging devices.

Our OEM and Other segment reported higher revenue due to the continued strength of the digital printing business with Xerox and increased revenue from Leaf digital camera backs.

Gross margin

In both the three-month and nine month periods ended June 30, 2004, gross margins declined compared to the comparable periods in the prior year. From a historical perspective, gross margins in the 2003 second and third quarter were the highest percentages achieved in the past 12 quarters.

In our distribution regions (the Americas, EMEA and Asia-Pacific), Ggross margins have declined versus comparable periods in the prior year due to several factors. Equipment margin was affected by factors including shifts in sales channel distribution, pricing pressure, and higher manufacturing costs due to the strengthened Canadian dollar (compared to the 2003 third quarter). Also, the revenue mix has shifted somewhat compared to the prior year. As thermal plate revenue becomes a more significant portion of our business, the overall margin achieved in regions will change as gross margins in thermal consumables are lower than equipment revenue.

Our OEM and Other segment includes OEM businesses, manufacturing and corporate operations. The increased OEM revenue noted in our revenue section has improved the contribution to gross profit; however, this was partially offset by production variances experienced in our thermal consumables manufacturing operations. As we continue to improve our utilization of these manufacturing facilities, the production variances should reduce.

Increased utilization of thermal plate facilities, as well as on-going cost reduction activities in manufacturing and service will positively impact margins while price pressures and unfavorable increases in the Canadian dollar may negatively affect margins. The negative factors are likely to cause some short term pressures on gross margins, offset by those positive factors later in fiscal 2005.

Total operating expenses

Percentage of total revenue

Total operating expenses for the 2004 third quarter increased significantly compared to the 2003 third quarter. The most significant increase in operating expenses came in the other expense (income) category.

Other expense (income) in the 2004 third quarter included approximately $1.8 million of non-cash foreign exchange loss resulting from the revaluation of our non-U.S. dollar net assets. In the current quarter, the foreign exchange loss resulted predominately from a significant drop in our Canadian dollar net assets. Our foreign exchange gain or loss will fluctuate quarter over quarter depending on our non-U.S. dollar net asset levels, currency swings and the timing of transactions. For comparative purposes, in the 2003 third quarter, based on currency conditions at the time, our non-U.S. dollar net assets resulted in a foreign exchange gain of $1.9 million. Furthermore, in fiscal 2003, we were receiving interest income from an investment in Printcafe. This interest income of approximately $0.8 million per quarter was no longer present in fiscal 2004 when the loan receivable due from Printcafe was repaid in the 2004 first quarter.

Net research and development expenses were reduced in the quarter due to lower material expenses and by a temporary increase in research and development funding from investment tax credits in the quarter. General and administrative expenses rose mainly due to increased bad debt expenses as a result of a management review and adjustment to the allowance for doubtful accounts and the vendor leasing recourse provision. We anticipate that the bad debt expense, as a percentage of revenue, will return to more normalized levels next quarter.. While bad debt expense levels are higher than prior quarters in fiscal 2004, the level of bad debt expense this quarter was still in the range we have experienced over the last two years. The expected increase of sales and marketing expenses was due to the Drupa tradeshow in Europe.

We expect that expenses in research and development, sales and marketing, and general and administration expenses, will fluctuate quarter to quarter depending on factors including revenue levels, timing of marketing events, development expenses for products nearing release, and timing of research and development funding recognized in the quarter.

Other charges in the three-months ended June 30, 2004 increased compared to the same period in the prior year due to restructuring charges of approximately $0.8 million incurred in exiting our operations in Denver. Further information is provided later in our discussion.

For the nine-months ended June 30, 2004, operating expenses have increased compared to the same period in the prior year. Overall, research and development expenses have increased due to expenses for major products launched in fiscal 2004 including Veris, thermal consumables and other products released in conjunction with the Drupa tradeshow in May 2004. Sales and marketing expenses have increased in fiscal 2004 compared to fiscal 2003 due to expenses incurred for the Drupa tradeshow and currency effects from the Euro in the EMEA region. While general and administration was higher due to higher bad debt expense in the three months ended June 30, 2004, year to date, bad debt expenses in fiscal 2004 remain lower than fiscal 2003. Also, targeted cost reductions especially in information systems have reduced general and administration expenses compared to the prior year.

In addition to factors noted above, severances from cost reduction measures are included in the year to date fiscal 2004 results. In December 2003, we initiated cost reduction measures which included reduced positions and consolidating operations resulting in a reduction of approximately 100 positions worldwide. Severances incurred reducing positions were considered general cost reduction measures unless they were attributable to structural business changes and were recorded across our general operating expense lines as well as cost of sales. This activity amounted to $1.0 million and $1.6 million in severance expenses in the second and first quarter of fiscal 2004 respectively. Severance and other expenses incurred to consolidate other regional operations to our head office in Vancouver were recorded as restructuring expense and are discussed in further detail below.

Other expense (income) and other charges for the nine months ended June 30, 2004 also decreased significantly compared to the same period in the prior year due to reasons noted above in the three month comparison.

Other charges

During the 2004 third quarter, we incurred restructuring charges due to the decision to exit operations related to the development of our Six Degrees product. As a result of our decision, we incurred approximately $0.1 million in severance and $0.7 million in lease exit costs from our facility in Denver. Subsequently in the fourth quarter of 2004, we agreed to sell the Six Degrees product and related intellectual property to Ralston Technology Group, Inc. ("Ralston"). As consideration, we received common shares of Ralston and now hold a minority equity stake in the company.

During the 2004 second quarter, we incurred restructuring charges due to the consolidation of the former operations of ScenicSoft Inc. from Seattle to Vancouver and Israel. This group of activities resulted in restructuring charges of $1.0 million which included severances and lease exit costs.

Restructuring costs of $2.1 million recorded in fiscal 2003 resulted from lease exit costs incurred for the consolidation of facilities in Bedford, MA. The lease exit costs were incurred as part of our cost reduction initiative to consolidate back office operations of our Americas region from Bedford to Vancouver.

Intangible asset amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft in the 2003 first quarter and HiT Internet Technologies SpA in the 2004 first quarter.

Business integration costs are costs associated with the global Enterprise Resource Planning system currently being implemented in the company. Beginning in the 2004 first quarter, these costs have been included in our general and administration expenses.

Income taxes

For the three months ended June 30, 2004, there was a tax recovery of $0.4 million compared to a tax expense of $0.7 million for the same period last year. The tax recovery was a result of a pretax operating loss of $2.0 million, while the tax expense, for the same period last year, was due to earnings before taxes and equity loss of $3.8 million. The effective tax recovery rate of 20.2% is consistent with the effective tax rate of 18.6% on earnings before taxes and equity loss.

For the nine months ended June 30, 2004, there was a tax expense of $1.0 million compared to a tax expense of $0.7 million for the same period last year. The effective tax rate for the nine-month period was 7.2%. The low tax rate was due to the gain on the sale of PrintCafe of $8.7 million not being subject to tax as the entity that held the equity interest in PrintCafe was not subject to tax on disposition of capital items. Adjusting for the gain, the effective tax rate on earnings before taxes and the extraordinary gain is 19.8%. This effective tax rate is consistent with the prior year.

The effective tax rate for the same period last year was 9.9% on earnings before taxes and equity loss. Adjusting for restructuring cost of $2.1 million, business integration cost of $0.6 million, intangible assets amortization $2.0 million and the tax effect of these items of $1.8 million, the effective tax rate on earnings before taxes, the after-tax effect of aforementioned items and equity loss, is 23%.

Creo has operations in many countries, and small fluctuations in the effective tax rates are normal as the mix of taxable income in each jurisdictions may vary quarter over quarter; thereby, affecting the overall effective tax rates.

Liquidity and Capital Resources

* not meaningful

As of June 30, 2004, our primary source of liquidity is current cash and cash equivalents. As at June 30, 2004, cash and cash equivalents was $79.4 million.

Cash used by operations for the three months ended June 30, 2004 was $6.0 million due to cashflow from operations (before changes in operating assets and liabilities) of $5.1 million offset by net cash outflows of $11.1 million from changes in operating assets and liabilities. The cash outflow from changes in operating assets is due to increased accounts receivable and internally financed customer lease receivables, partially offset by an increase in deferred revenue. Also reducing cash from operations is the increase in income tax receivables which is due mainly to an increase in Canadian investment tax credits. Cash used by operations for the nine-months ended June 30, 2004 was $7.1 million. Similar to the three month ended results, cash flow from operations (before changes in operating assets and liabilities) was offset by net cash outflows from changes in operating assets and liabilities. The reasons for the cash outflow from changes in operating assets and liabilities are similar to those noted above. In addition, during fiscal 2004, increased inventory levels related to the increase of our thermal consumables business has also reduced cash from operations.

Among other items, changes in our operating assets and liabilities will fluctuate quarter to quarter with timing of payments to our suppliers and from our customers. In limited circumstances, we extend lease financing to customers, with repayment either being on a fixed, monthly basis or through a surcharge tied to the customer's consumable purchases. With respect to lease financing where repayment is tied to the customer's consumables purchases, we are currently exploring potential solutions which would allow a third party leasing company to provide the financing directly.

Cash flows provided by investing activities for the three months ended June 30, 2004 was $1.5 million. This was due mainly to the sale of land previously acquired in Israel as part of a sale lease back arrangement offset by capital expenditures incurred during the quarter. For comparative purposes, the three months ended June 30, 2003 included a repayment of a portion of the loan receivable outstanding from Printcafe. For the nine-month period ended June 30, 2004 cash flows used in investing increased significantly compared to the prior year due to the acquisition of two manufacturing facilities totaling $31.9 million, one in West Virginia and the other in South Africa. Capital expenditures levels for the nine-months ended June 30, 2004, remain slightly lower than the prior year.

For fiscal 2004, we expect capital expenditures to be below $25 million.

Cash from financing activities for the three months ended June 30, 2004 increased compared to the same period in the prior year. This increase is due to a repayment of a portion of short term debt made in the prior year. This short term debt was subsequently repaid in full in the 2003 fourth quarter.

For the nine-months ended June 30, 2004 cash from financing activities increased significantly solely due to the equity financing completed in the 2004 second quarter. On March 15, 2004, we completed an offering of 5 million common shares with a syndicate of underwriters led by RBC Capital Markets at a price of $10.00 per share for gross proceeds of $50.1 million or total net proceeds of $48.5 million after underwriting fees, other expenses and tax effects.

We expect that our current cash levels are sufficient to fund our current business model, fund capital expenditures and meet customer commitments for the next 12 months. Should revenues and cash flows be projected to be materially lower than expected we will take action to reduce expenses, capital expenditures and investments or draw on our lines of credit in order to meet cash requirements.

We may seek additional external financing (which may include debt, convertible debt and/or equity financings) should the need arise to fund general corporate purposes, investments or potential acquisitions.

Uses of liquidity

Our cash requirements for the next 12 months are primarily to fund:

    Operations including working capital;
    research and development;
    capital expenditures, particularly to further our digital media strategy;
    long-term liability payments; and
    acquisitions.

Sources of liquidity

In addition to the cash on hand of approximately $79.4 million, we have a $40.0 million 364-day-committed revolving credit facility. As of June 30, 2004, $2.2 million of the facility has been utilized to support various letters of credit. Borrowings under this facility are secured by mortgages over our real estate assets in British Columbia and a floating charge on working capital in North America. The revolving credit facility was renewed on May 31, 2004.

As at June 30, 2004, there was no outstanding indebtedness under this facility. We also have various other uncommitted facilities aggregating approximately $10.0 million.

Foreign currency risk management

During 2004 third quarter, we implemented a foreign currency hedging program. Under this program we use cash flow hedging instruments to hedge operational cash flow exposures resulting from changes in foreign currency exchange rates. These cash flow hedging instruments, carried at fair value, may have maturities between one and twelve months. The operational cash flow exposures result from portions of our forecasted revenues and expenses being denominated in currencies other than the U.S. dollar, primarily the Euro, Canadian dollar and Israeli shekel. We enter into these cash flow hedging instruments to hedge forecasted cash flows arising in the normal course of business, and accordingly, they are not speculative in nature.

Subsequent Events

During the 2004 fourth quarter, we announced plans to further consolidate our North American operations. As a result of this plan, we will move the Americas regional sales head office from Billerica, MA to Vancouver and incur some restructuring expenses and other related operational expenses in the 2004 fourth quarter.

Share Capital

As at June 30 2004, Creo had 55,113,035 common shares and 8,712,625 stock options outstanding. The share capital used to calculate the earnings (loss) per share amounts is as follows:

Consolidated Balance Sheets

See the Notes to the Consolidated Financial Statements

Consolidated Statements of Operations and Deficit

See the Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

| | Three months ended June 30 | | Nine months ended June 30 | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| Cash provided by (used in) operations: | | | | |
| Net income (loss) | $ **(1,556)** | $ 2,782 | $ **12,764** | $ 3,117 |
| Items not affecting cash: | | | | |
| Amortization | **6,230** | 6,438 | **17,685** | 18,378 |
| Stock compensation expense | **97** | - | **268** | - |
| Gain on sale of investment | - | - | **(8,723)** | - |
| Restructuring | - | - | - | 2,122 |
| Equity loss | - | 322 | - | 3,040 |
| Future income taxes | **(819)** | (727) | **(4,470)** | (3,566) |
| Other | **1,144** | (1,141) | **2,050** | (1,956) |
| | **5,096** | 7,674 | **19,574** | 21,135 |
| Changes in operating assets and liabilities | | | | |
| Accounts receivable | **(10,588)** | 1,159 | **(6,110)** | 3,191 |
| Other receivables | **2,407** | 12,075 | **(2,822)** | 9,152 |
| Inventories | **874** | (3,689) | **(5,145)** | (5,526) |
| Accounts payable | **(548)** | (4,982) | **2,026** | (4,623) |
| Accrued and other liabilities | **(2,632)** | (3,013) | **(7,151)** | (7,639) |
| Income taxes | **(4,859)** | (495) | **(11,166)** | (8,495) |
| Deferred revenue and credits | **4,222** | (9,497) | **3,669** | (1,298) |
| | **(11,124)** | (8,442) | **(26,698)** | (15,238) |
| | **(6,028)** | (768) | **(7,125)** | 5,897 |
| Cash provided by (used in) investing: | | | | |
| Purchase of intangible assets | - | - | **(1,890)** | - |
| Investments | - | (136) | - | (2,128) |
| Repayment of promissory note | - | 18,760 | **(4,000)** | 18,760 |
| Acquisition, net of cash acquired | - | - | **(31,903)** | (4,700) |
| Purchase of capital assets | **(3,792)** | (2,676) | **(10,907)** | (12,597) |
| Proceeds from sale of capital assets | **5,270** | 194 | **5,359** | 700 |
| Proceeds from sale of investment | - | - | **22,074** | - |
| Other | **8** | (224) | **65** | (290) |
| | **1,486** | 15,918 | **(21,202)** | (255) |
| Cash provided by (used in) financing: | | | | |
| Proceeds from shares issued | **210** | 80 | **50,703** | 307 |
| Decrease in short-term debt | - | (1,680) | - | (1,680) |
| Increase (decrease) in long term liabilities | - | 650 | **(2,408)** | 509 |
| | **210** | (950) | **48,295** | (864) |
| Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency | **(146)** | 653 | **433** | 1,730 |
| Increase (decrease) in cash and cash equivalents | **(4,478)** | 14,853 | **20,401** | 6,508 |
| Cash and cash equivalents, beginning of period | **83,900** | 62,326 | **59,021** | 70,671 |
| Cash and cash equivalents, end of period | $ **79,422** | $ 77,179 | $ **79,422** | $ 77,179 |
| Supplementary information: | | | | |
| Taxes paid | $ **(94)** | $ (542) | $ **2,445** | $ 869 |
| Interest paid | - | 64 | - | 161 |
| Non-cash transactions: | | | | |
| Convertible note issued for acquisition | - | - | **717** | 3,808 |

See the Notes to the Consolidated Financial Statements

Notes to the Interim Consolidated Financial Statements

(in thousands of U.S. dollars, except per share amounts)

1. Basis of presentation

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), on a basis consistent with the Company's audited consolidated financial statements for the year ended September 30, 2003, except, as stated in Note 2, and that they do not contain all note disclosures necessary for annual financial statements.

The accompanying unaudited interim financial statements, in the opinion of management, reflect all adjustments (which include reclassifications and normal recurring adjustments), necessary for a fair presentation of the results for the interim periods presented.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes for the year ended September 30, 2003 included in the Company's 2003 annual report. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. Changes in Accounting Policies

(a) During fiscal 2004, the Company adopted the revised recommendations of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock Based Compensation and Other Stock-Based Payments" which requires that a fair value method of accounting be applied to all stock-based compensation transactions. In accordance with the transitional provisions of section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after October 1, 2003 and has recorded the compensation expense in fiscal 2004.

Prior to fiscal 2004, the Company applied the intrinsic value method of accounting for stock-based compensation granted to employees. Accordingly, no compensation expense was recognized. For awards granted after 2002, the Company disclosed the impact on net earnings and earnings per share information as if the fair value method of accounting for stock options had been applied.

(b) Effective October 1, 2003, the Company adopted the new recommendations of CICA Accounting Guideline - Hedging Relationships ("AcG 13"). See also note 8 (b).

3. Acquisitions

(a) Spectratech International, Inc.

In February 2004, the Company entered into an asset purchase agreement with Spectratech International, Inc. to acquire a printing plate production facility in West Virginia (subsequently referred to as Creo West Virginia), and various working capital net assets including accounts receivable and inventory.

The Company acquired Creo West Virginia for total consideration of approximately $19,660 comprising of $19,205 in cash and $455 of capitalized transaction related costs.

The acquisition of Creo West Virginia was accounted for using the purchase price method of accounting and the results of the operations have been consolidated from the date of acquisition. The purchase price has been allocated to tangible and identifiable assets acquired and liabilities assumed on the basis of their estimated fair values on the date of acquisition as follows:
Current assets	$5,605
Capital assets, net	8,449
Goodwill	5,647

Total assets acquired	19,701
Current liabilities	41

Net assets acquired	$19,660

(b) First Graphics (Pty) Limited

In December 2003, the Company acquired a printing plate production facility from First Graphics (Pty) Limited (subsequently referred to as Creo South Africa). Creo South Africa is a modern printing plate manufacturing facility located in Pietermaritzburg, South Africa. The results of Creo South Africa have been included in the consolidated financial statements since the acquisition date.

The Company acquired Creo South Africa for total consideration of approximately $11,624 comprising of $10,586 in cash, $750 payable one year after the close of the transaction, and $288 of capitalized transaction-related costs.

The acquisition was accounted for as a purchase business combination and accordingly, the purchase price has been allocated to tangible and identifiable assets acquired and liabilities assumed on the basis of their estimated fair values on the date of acquisition as follows:

Current assets	$5,183
Capital assets, net	7,334
Goodwill	5,927

Total assets acquired	18,444
Current liabilities	6,119
Long-term liabilities	734

Total liabilities assumed	6,853

Net assets acquired	$11,591

(c) Other

In December 2003, the Company acquired certain intellectual property rights relating to newspaper production workflow technology from HiT Internet Technologies SpA for $1,890 (€ 1,500). The acquired technology is subject to amortization and will be amortized over five years.

In October 2003, the Company repaid $4,000 of convertible promissory notes with respect to the acquisition of ScenicSoft, Inc. (subsequently referred to as Creo Seattle). The Company acquired Creo Seattle in October 2002 for total consideration of $9,466 consisting of cash, convertible promissory notes of $4,000 repayable one year after closing, and assumption of liabilities.

4. Investments

In October 2003, the Company tendered its remaining equity investment in Printcafe Software, Inc. ("Printcafe") of approximately 4.7 million common shares and received payment for the outstanding loan receivable due from Printcafe of $11,800. The net proceeds received from both transactions were approximately $22,074, resulting in a gain of $8,723.

5. Share capital

In March 2004, the Company completed a public offering of 5 million common shares at a price of $10.00 per share (C$13.39) for gross proceeds of $50,121 (C$66,886). Net proceeds to the Company amounted to $48,503 (C$64,708) after underwriting commissions, other expenses and tax effects.

6. Stock-based compensation

a) Stock-based compensation expense

For stock options granted during fiscal 2004, the estimated fair value of the stock options issued during the three and nine month period ended June 30, 2004 was estimated at the time of grant using the Black-Scholes model with the weighted average assumption for grants as follows:

	Three months ended June 30 2004	Nine months ended June 30 2004

Average fair value per stock option	$$4.29	$$5.00

Dividend yield	nil	nil
Risk-free interest rate	3.25%	3.40%
Expected stock option life	5 years	5 years
Expected volatility	48.07%	50.61%

The estimated fair value of stock options granted to the Company's employees in the three and nine months ended June 30, 2004 are amortized to expense using the cliff-vesting method, and resulted in compensation expense of $25 and $124 respectively.

b) Pro forma disclosure

For stock options granted after fiscal 2002 but prior to fiscal 2004, the following pro forma financial information presents the earnings / loss for the period and basic and diluted earnings / loss per share had the Company recognized stock based compensation using a fair value method.
Three months ended June 30			Nine months ended June 30
	2004	2003	2004	2003

Compensation cost	$475	$980	$2,477	$1,077
Net earnings (loss)
As reported	$(1,556)	$2,782	$12,764	$3,117
Pro forma	$(2,031)	$1,802	$10,287	$2,040
Net earnings (loss) per share
Basic
As reported	$(0.03)	$0.06	$0.25	$0.06
Pro forma	$(0.04)	$0.04	$0.20	$0.04
Diluted
As reported	$(0.03)	$0.05	$0.24	$0.06
Pro forma	$(0.04)	$0.04	$0.19	$0.04

7. Financial instruments

(a) Foreign currency risk management

In May 2004, the Company implemented a foreign currency hedging program. Under this program, the Company hedges a portion of the foreign currency cash flows arising from doing business in currencies other than the US dollar by entering into option and or forward contracts ("cash flow hedging instruments") in order to reduce downside exposure and volatility. The settlement of these cash flow hedging instruments results in gains and losses; however, the gains and losses on these instruments largely offset gains and losses on the hedged assets, liabilities and transactions.

(b) Fair value of derivative instruments

The Company recognizes derivative instruments, including cash flow hedging instruments, as either assets or liabilities on the balance sheet and measures them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the classification of the exposure being hedged and whether the hedge is designated and qualifies for hedge accounting. Gains and losses from derivative instruments that do not qualify for hedge accounting are recorded in other income on the income statement.

(c) Cash Flow Hedging Instruments

The Company records changes in the intrinsic value of these instruments in deferred gain or loss, until the forecasted transaction occurs. When the forecasted transaction occurs, the gain or loss on the cash flow hedge is reclassified to revenue or expense depending on the classification of the underlying forecasted transaction. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is reclassified from deferred gain or loss to other income or expense on the consolidated statement of income at that time.

At June 30, 2004, the total notional outstanding amount of contracts associated with hedging of foreign currency cash flows was $52 million (September 30, 2003 - $21 million) all of which were set to expire at various times through March 2005. The bank counterparties in these contracts expose the Company to credit-related losses in the event of their nonperformance. However, to mitigate that risk, the Company only contracts with counterparties with specific minimum rating requirements. In addition, the Company's hedging program establishes maximum limits for each counterparty.

The changes in fair value of the cash flow hedging instruments are intended to offset changes in the expected cash flows from the forecasted transactions. The Company records any ineffective portion of the hedging instruments in other income or expense on the consolidated statement of income. The time value of cash flow hedging instruments is deemed to be ineffective and is recorded in other income or expense over the life of the contract. As at June 30, 2004, the deferred gain on hedges of forecasted transactions was $260 (September 30, 2003 - $0). For the three and nine months ended June 30, 2004, the Company has recorded $2 in other income relating to these instruments ($0 for the three and nine months ended June 30, 2003).

8. Segmented information

The following tables present the Company's results by segment. Revenue from Creo South Africa is included in the EMEA segment and the Americas segment includes revenue from Creo West Virginia.

9. Differences between Canadian and U.S. generally accepted accounting principles ("U.S. GAAP")

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects with U.S. GAAP except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company.

Three months ended June 30			Nine months ended June 30
	2004	2003	2004	2003

Net earnings (loss) under Canadian GAAP	$(1,556)	$2,782	$12,764	$3,117
Adjustments:
Asset retirement obligation (a)	(19)	(20)	(57)	(60)
Fair value change of derivative instrument (b)	(321)	-	(90)	-
Stock option compensation (c)	(343)	(362)	(1,031)	(1,092)
Taxes on above adjustments	112	7	21	21

Net earnings (loss) under U.S. GAAP before cumulative effect of adoption of new accounting policy under U.S. GAAP	(2,127)	2,407	11,607	1,986
Cumulative effect of adoption of new accounting policy under U.S. GAAP, net of tax of $104 (a)	-	-	-	(175)

Net earnings (loss) under U.S. GAAP	(2,127)	2,407	11,607	1,811
Deficit, beginning of year under U.S. GAAP	(422,887)	(441,428)	(436,621)	(440,832)

Deficit, end of year under U.S. GAAP	$(425,014)	$(439,021)	$(425,014)	$(439,021)

Earnings (loss) per share - basic, U.S. GAAP	$(0.04)	$0.05	$0.22	$0.04

Earnings (loss) per share - diluted, U.S. GAAP	$(0.04)	$0.05	$0.22	$0.04

(a) Asset retirement obligations

Under U.S. GAAP, the fair value of an obligation associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related long-lived asset are measured and recognized in the period in which it is incurred. The cumulative effect of the adoption of this policy has been disclosed as a separate item in the determination of net earnings.

(b) Fair value change of derivative instrument

Under U.S. GAAP, the Company is required to account for derivative instruments and associated hedging activities as either assets or liabilities on the balance sheet and measure them at their respective fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. The cross-currency interest rate swap entered into in relation to the royalty arrangement did not qualify for hedge accounting under U.S. GAAP. As a result, the change in the mark to market valuation, a loss of $30, is recorded directly to earnings. In fiscal 2003, under Canadian GAAP, the Company had designated the cross-currency interest rate swap as an effective hedge and had accounted for the swap under hedge accounting. On October 1, 2003, the Company adopted CICA Accounting Guideline - Hedging Relationships ("AcG 13") for Canadian GAAP purposes. As a result, the treatment of the cross-currency interest rate swap will be consistent with U.S. GAAP and considered speculative and will no longer be recorded under hedge accounting. The cumulative effect at the time the derivative ceases to qualify for hedge accounting is deferred and amortized over the term of derivative instrument.

In the second quarter of 2004, the Company designated a Canadian dollar cash balance as a hedge of certain Canadian dollar expenses and deferred the relating gain on the hedge of $291 until the expense occurs. Non-derivative hedges for anticipated transactions are not permitted under U.S. GAAP, thus the deferred gain has been recorded in the income statement. During the third quarter of 2004, the gain previously deferred was recorded in income.

(c) Stock option compensation

For U.S. GAAP purposes, the Company has elected to prospectively adopt the provisions of Statement of Financial Accounting Standard No. 123 ("SFAS 123") "Accounting for Stock Based Compensation" which requires the use of fair values for recording stock-compensation. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to October 1, 2003. As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP in the current period, employee stock-based compensation expenses amounted to $25 and $124 for both U.S. GAAP and Canadian GAAP for the three and nine months ended June 30, 2004.

Prior to the adoption of SFAS 123, the Company applied the disclosure provisions of SFAS 123 for stock options granted to employees. As provided in SFAS 123, the Company elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25," "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized unless the exercise price of the Company's employee stock option is below the market value of the underlying share on the date of grant.

Corporate Information

Quarterly financial reports

Creo has a fiscal year ended September 30. Tentative dates for the release of Creo's quarterly results for the balance of fiscal 2004 are:

Q4 2004: November 17, 2004

We electronically file each of our quarterly financial reports with the regulatory authorities in Canada and with the SEC in the U.S. on Form 6-K.

Auditors

KPMG LLP
Vancouver, British Columbia, Canada

Transfer agent and registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1 Canada
T: +1.800.564.6253
F: +1.866.249.7775
E: caregistryinfo@computershare.com
www.computershare.com

Investor relations

Creo Investor Relations
3700 Gilmore Way
Burnaby, British Columbia
V5G 4M1, Canada
T: +1.604.451.2700
F: +1.604.437.9891
E: IR@creo.com
www.creo.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: August 17, 2004